EXHIBIT 12

EXXON MOBIL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2004	2003	2002	2001	2000
	(millions of dollars)
Income from continuing operations	$25,330	$20,960	$11,011	$15,003	$15,806
Excess/(shortfall) of dividends over earnings of affiliates owned less than 50 percent accounted for by the equity method	(475)	(205)	(140)	(108)	(354)
Provision for income taxes(1)	16,644	11,734	7,073	9,599	11,614
Capitalized interest	(180)	(180)	(143)	(255)	(409)
Minority interests in earnings of consolidated subsidiaries	773	692	206	556	346

	42,092	33,001	18,007	24,795	27,003

Fixed Charges:(1)
Interest expense—borrowings	182	182	368	328	637
Capitalized interest	515	497	442	529	653
Rental expense representative of interest factor	498	424	587	621	551
Dividends on preferred stock	5	3	5	8	12

	1,200	1,106	1,402	1,486	1,853

Total adjusted earnings available for payment of fixed charges	$43,292	$34,107	$19,409	$26,281	$28,856

Number of times fixed charges are earned	36.1	30.8	13.8	17.7	15.6

Note:

(1)	The provision for income taxes and the fixed charges include Exxon Mobil Corporation’s share of 50 percent-owned companies and majority-owned subsidiaries that are not consolidated.